

August 3, 2012

Via E-mail
Fredric J. Tomczyk
President and Chief Executive Officer
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

> **Re: TD Ameritrade Holding Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 18, 2011**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-35509**

Dear Mr. Tomczyk:

We have reviewed your filings and your June 1, 2012 response to our letter dated May 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 1A. Risk Factors

Our corporate debt level may limit our ability to obtain additional financing, page 17

1.   We note your response to prior comment three. However, your proposed disclosure does not quantify your debt service obligations. Please provide us with proposed disclosure to be included in future filings that quantifies your payment obligations on a monthly, quarterly and/or yearly basis, as the case may be.

We have extensive relationships and business transactions with TD…, page 18

2.   We note your response to prior comment four. Please supplement your proposed disclosure to describe the benefits of the insured deposit agreement from a capital perspective and the associated risks if the agreement were to be terminated or modified. In this regard, we note the descriptions of the arrangement that your executives have given, including, for example, the one your Chief Financial Officer gave at the March 5, 2012 Raymond James 33rd Annual Institutional Investors Conference.

Item 8. Financial Statements and Supplementary Data

Note 18. Related Party Transactions, page 78

3.   We note your response to prior comment 17. In an effort to provide greater transparency on the IDA agreement and the components of the insured deposit account fees, please disclose the information from your response in future filings.

Item 15. Exhibits, Financial Statement Schedules

4.   We note your response to prior comment 18. We also note that the insured deposit account fees accounted for approximately 30% of your net revenues during the three months and six months ended March 31, 2012 and that in your response you indicate that the agreement is not immaterial in amount or significance. Since The Toronto-Dominion Bank and affiliates own approximately 45% of your outstanding common stock, it appears that the agreement is required to be filed as an exhibit. Please see Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Note 7. Fair Value Disclosures

Valuation Techniques, page 16

5.   Please revise your disclosure in future filings to describe your valuation processes as required by ASC 820-10-50-2(f). Refer to ASC 820-10-55-105 for additional guidance.

6.   We note your response to prior comment 13 and your proposed disclosure for debt securities. Please clarify in future filings whether, and if so, how and why, you adjust prices obtained from independent pricing vendors on your debt securities.

Level 3 Measurements, page 17

7.   Please revise future filings to include a narrative description of the sensitivity of the Level 3 fair value measurements to changes in the unobservable inputs disclosed in accordance with ASC 820-10-50-2(g).

8.   We note your money market and other mutual funds measured at Level 3 relate to funds managed by The Reserve. We also note your disclosure beginning on page 10 regarding the Reserve Yield Plus Fund and the related outstanding litigation. Please address the following:

- Tell us whether the positions in money market and other mutual funds managed by The Reserve include positions in the Reserve Yield Plus Fund and if so, disclose the amount.

- Tell us and revise future filings to disclose in greater detail your valuation process for these positions and how you use the underlying portfolio holdings to calculate the value. In addition, tell us whether The Reserve publishes data on the underlying portfolio holdings on a recurring basis and if so, the "as of" date for the published report you used to calculate the fair value for the quarter ended March 31, 2012.

- Revise future filings to provide the disclosures required by paragraphs 2(bbb) and 2(g) of ASC 820-10-50 for these money market and other mutual funds, as applicable.

Fair Value of Financial Instruments Not Recorded at Fair Value, page 17

9.   We note on the face of the financial statements that cash and investments segregated in compliance with federal regulations totaled $5.5 billion as of March 31, 2012 and that $3.7 billion relates to reverse repurchase agreements. You also disclose on page 14 that $1.2 billion represents U.S. government debt securities. Please revise future filings to provide the disclosures required by ASC 825-10-50 and ASC 820-10-50-2E for the remaining balance of this line item if the remaining amounts related to financial instruments.

10.   Please confirm that this disclosure includes all financial instruments that meet the disclosure requirements in ASC 825-10-50 paragraphs 10 to 19. In your response, address whether all the receivable and payable line items on the face of the financial statements meet the disclosure exception for trade receivables and payables in ASC 825-10-50-14. If any do not meet this exception, please revise future filings to include them in this disclosure.

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 36

11.   We note your disclosure that your relationship with an outsourced clearing firm for clearing of clients' future transactions changed from a "fully disclosed" basis to an "omnibus" basis in February 2012. Please tell us and revise future filings to disclose the actual control changes that were made as part of this relationship change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director